EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(UNAUDITED)

BASIC EARNINGS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	1999	1998	1999	1998

	(Restated)		(Restated)

Weighted average shares outstanding—basic	26,375,095	26,600,241	26,403,061	26,703,920

Net income	$97,409	$2,867,133	$4,797,119	$7,292,192

Basic net income per share	$—	$0.11	$0.18	$0.27